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FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Per [redacted] The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and ... gislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will ... n each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company ... their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory ... formation is filed, at the address(es) or telephone number(s) set out on the back of this report.

02042297

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROCK RESOURCES INC.

SUPPL

12g 82-4504

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 14 MONTH 02 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

B... ER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KOWALCHUK

GIVEN NAMES: JOHN

NO. / STREET / APT: 1611 WEST 63rd AVENUE

CITY: VANCOUVER

PROV: B.C.   POSTAL CODE: V6P 2H7

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3304

BUSINESS FAX NUMBER: 604 - 682 - 6038

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	3200	17 06 02	10	1000		.84		4200	1	

PROCESSED
JUL 15 2002 P
THOMSON FINANCIAL

02 JUN 28 AM 11:05

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

dlw 7/3

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN KOWALCHUK   SIGNATURE: John Kowalchuk   DATE OF THE REPORT: DAY 27 MONTH 06 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FROM : Securities Services 309-2579   PHONE NO. : 604 807 5658   Jun. 27 2002 11:57AM P1